Simpson Thacher & Bartlett llp
American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600

Facsimile: (852) 2869-7694

852-2514-7650	clin@stblaw.com
March 22, 2011
VIA EDGAR
Ms. Kate Beukenkamp, Staff Attorney
Mr. Larry Spirgel, Assistant Director
Ms. Celeste Murphy, Legal Branch Chief
Ms. Sharon Vigra, Senior Staff Accountant
Mr. Kyle Moffat, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VisionChina Media Inc. Amendment No. 1 to the Form 20-F for the year ended December 31, 2009 Filed June 23, 2010 File No. 001-33821
Dear Ms. Beukenkamp, Mr. Spirgel, Ms. Murphy, Ms. Vigra, and Mr. Moffat:
On behalf of our client, VisionChina Media Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are submitting an amended version of the Company’s annual report on Form 20-F referenced above (the “Revised 20-F”) in response to the comment letter, dated February 8, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have arranged for hand delivery of five hard copies of the Revised 20-F/A along with copies of this Letter and the accompanying Annexes described herein.
General
1.	We note in your response to our letter dated December 22, 2010 that you did not include the three representations outlined in our letter asking for acknowledgment of the following in writing from the company:
Leiming Chen     Philip M.J. Culhane      Chris Lin      Sinead O’Shea     Jin Hyuk Park      Youngjin Sohn      Kathryn King Sudol
Resident Partners
Admitted in New York

New York	Beijing	Los Angeles	London	Palo Alto	São Paulo	Tokyo.	Washington, D.C.
simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com

Simpson Thacher & Bartlett llp

	-2-	March 22, 2011
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please include these representations in your response letter acknowledging the three above points.
The Company has complied with the Staff’s comment above.
Risk Related to Our Company and Our Industry, page 6
We have incurred net losses in the past and may incur losses in the future, page 7
2.	We note your response to comment two from our letter dated December 22, 2010. Please discuss in greater detail the terms of the contracts with your local operating partners, indicating the percentage of these that involve local television stations with which you established your direct investment entities, or local mobile digital television operating companies with which you entered into exclusive agency agreements. State whether the payments to these groups are determined as a percentage of revenues or a fixed escalation clause rate, with a discussion of the range of escalation clauses and whether the increased payments are capped at a percentage or dollar amount. Further, expand your discussion of “media costs” to list these costs, and discuss the “various reasons” your revenues may fluctuate from period to period.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised 20-F. The Company respectfully advises the Staff that media costs under its exclusive agency agreements are fixed according to the terms of such agreements and are not determined as a percentage of revenue. The annual increase of the media cost each year under the terms of the agreement is also fixed upfront at the time when such agreement is signed.

The Company respectfully submits that it cannot disclose the range of the increases in its media costs each year pursuant to the terms of its exclusive agency agreements because disclosure of such information would divulge the most sensitive and critical commercial terms of such agreements that were heavily negotiated. The public disclosure of these sensitive commercial terms could put the Company at a serious competitive disadvantage because: (i) the Company’s

Simpson Thacher & Bartlett llp

	-3-	March 22, 2011
advertising clients could ascertain the increase in the Company’s cost of advertising time and negotiate for lower prices; (ii) the Company’s other current and potential local operating partners could ascertain where to price advertising time sold to the Company and increase the Company’s costs for procuring advertising time; (iii) the Company’s competitors, who are not required to disclose such information, could ascertain where to price their advertising time sold to advertisers to undercut the Company’s ability to resell its advertising time; and (iv) the Company’s competitors could use such information to undermine the Company’s ability to renew its agreements with its local operating partners.

3.	On a supplemental basis, please tell us about your use of escalation clauses including the general rates and duration of the clauses, whether all of your contracts include these clauses and whether this is a standard practice in your industry.

The Company respectfully advises the Staff that there is no standard practice in its industry regarding the annual changes in the media cost. In general, however, the cost of advertising time in the PRC has increased each year, and accordingly, the Company expects its media cost to increase each year.

The Company negotiates each of its exclusive agency agreements with its local operating partners on a case-by-case basis, and the media cost paid by the Company in any given year is part of this negotiation process. As a result, the amount of the annual increase in media costs is determined individually depending on the negotiations. Factors that the Company considers in the process of negotiating the media cost for any given year include (i) the estimated size (e.g. number of displays) of the advertising network of the local operating partner, (ii) the estimated value of the advertising market, and (iii) the projected inflation rate in the PRC in general.

4.	We note throughout your disclosure that you discuss your exclusive agency agreements with your local mobile digital television operating companies. Please supplement your disclosure by providing the exclusive agency agreements entered into with each of your local mobile digital television operating companies.

The Company has revised the disclosure on page 41 of the Revised 20-F in response to the Staff’s comment. The Company respectfully advises the Staff that is has disclosed the material terms of its exclusive agency agreements on pages 38 and 41 of the Revised 20-F. The Company respectfully advises the Staff that its exclusive agency agreements with its local operating partners usually contain the same terms in all material respects, irrespective of whether the local operating partner is a direct investment entity or an independent local mobile digital television operating company.

Simpson Thacher & Bartlett llp

	-4-	March 22, 2011
Our local operating partners may be ordered to stop their operation..., page 8
5.	We note your response to comments four and six from our letter dated December 22, 2010. Please tell us why you believe disclosure of the amount of revenues from each city on an individual basis would involve sensitive commercial information. We note that your risk factor on page 15, entitled “Several major cities in China have accounted, and will continue to account, for a substantial majority of our revenues. Our business and financial conditions are particularly subject to general economic conditions and the relationships with our local operating partners in these cities” appears to already provide some of this information. For example, you disclose that “A substantial majority of our revenues are currently generated from our operations in three major cities in China: Beijing, Guangzhou and Shenzhen. These three cities in the aggregate accounted for 63.1% and 62.9% of our total advertising service revenues in 2008 and 2009, respectively.” Please advise.

The Company respectfully advises the Staff that disclosure of the amount of revenues from each city on an individual basis would allow the Company’s local operating partners, advertising clients and competitors to ascertain the Company’s revenues in that city. When the Company discloses an aggregate figure for the amount of revenues represented by a number of cities, the Company’s local operating partners, advertising clients and competitors would not be able to ascertain the revenues attributable to any individual city. The Company advises the Staff that it does not disclose the revenues generated from each city on an individual basis to any of its local operating partners.

Publicly disclosing the Company’s revenues from each city on an individual basis would put the Company at a serious competitive disadvantage because (i) the Company’s local operating partner in that city would be able to ascertain where to price the advertising time sold to the Company in those cities and reduce the Company’s gross margins; (ii) the Company’s advertising clients could use such information to negotiate for lower prices in cities where the Company’s advertising clients believe that the Company has significant unused capacity; and (iii) the Company’s competitors could use such information to estimate the media cost paid by the Company in those cities and undermine the Company’s ability to renew its agreements with its local operating partners in those cities.
Our local operating partners’ incomplete application, refusal to register..., page 9
6.	We note your response to comment six from our letter dated December 22, 2010. Please amend your disclosure to include the information found in your response that states that approximately 41% of your revenues in 2009 were attributed to cities with operating partners that have not completed registration with the SAIC.

Simpson Thacher & Bartlett llp

	-5-	March 22, 2011
The Company has revised the disclosure on page 9 in response to the Staff’s comment.

7.	We note your response to comment seven from our letter dated December 22, 2010. Please amend your disclosure to discuss whether you believe you will be able to apply for the appropriate registrations should SAIC determine advertising on public transportation constitutes “outdoor advertising.” Further, we note your disclosure on page nine that you “would need [y]our local operating partners’ cooperation to affect the required registrations.” Disclose in detail the status of your attempts to gain that cooperation and what affect, if any, your agreements with these local operating partners have on these attempts.

The Company respectfully advises the Staff that it believes that its local operating partners will be able to apply for the appropriate registrations in the event that the SAIC determines that such registrations are required. The Company’s exclusive agency agreements with each of its local operating partners (including both direct investment entities and independent mobile digital television operating companies) require the local operating partners to comply with all relevant laws and regulations, which includes obtaining any approvals necessary to legally provide the advertising time to the Company.

The Company respectfully refers the Staff to the response to comment 8 below for further clarification of the status of such registrations.

8.	Explain all of the facts and circumstances behind your local operating partners’ incomplete applications and refusal to register, including, but not limited to the following points:
•	Name the local operating partners with incomplete applications and the disclose the percentage of revenues attributable to this population;

•	Disclose generally the information missing from the incomplete applications and whether cooperation of your local operating partners is required to either acquire that information and/or complete the application;

•	Name the local operating partners who refuse to register and the percentage of revenues attributable to this population;

•	Discuss how you were made aware or notified of the local operating partners’ refusal to register and by whom;

•	State whether you have directed your local operating partners to register and if not, explain why not;

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	-6-	March 22, 2011
•	Discuss the agreements, if any, you have in place that you believe allow you to direct your local operating partners to register and comply with PRC registration;

•	Discuss your intended plan of action on how to proceed with your local operating partners’ incomplete applications and refusal to register;

•	State the date when your local operating partners or direct investment entities became required by local SAIC to apply for the registration or be fined or penalized for failing to complete outdoor advertising registration. We note your statement referencing “until now;”

•	Discuss how you were made aware of the registration requirements’ effectiveness and at what time; and

•	Explain your characterization of the lack of clarity regarding what constitutes “outdoor advertising” subject to the registration requirements and the “practice” of the local SAIC offices including how SAIC has exercised discretion over this area and the resulting classification of “outdoor advertising” of your local operating partners’ businesses.
In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised 20-F.
The Company respectfully advises the Staff that based on communications between its local operating partners and the SAIC and advice from the Company’s PRC counsel, it does not believe that its advertising activities on public transportation constitutes “outdoor advertising”. Therefore, the Company and each of its local operating partners believe that registration with the SAIC is not necessary. As of the date of this letter, all of the existing SAIC registrations by the Company’s local operating partners have already expired, and none of the local operating partners have any plans to submit new applications to the SAIC.
The Company respectfully advises the Staff that each of its local operating partners are affiliated with the PRC government. Each of the Company’s local operating partners, including its direct investment entities and independent local mobile digital television operating companies, are affiliates or subsidiaries of state-owned television stations operating under the SARFT that have the authority to broadcast in a given region. The senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting of advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising, thereby eliminating the requirement to register with the SAIC. Each of the Company’s local operating partners have expressed its willingness to fully comply with all relevant rules and regulations, which includes registering with the SAIC in the

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	-7-	March 22, 2011
event that the SAIC or the competent government authority determines that such registration is required.
As a precaution, some of the Company’s local operating partners originally submitted, but did not complete, applications to the SAIC for outdoor advertising registration when commencing their mobile digital television services. However, after discussions with their affiliated or parent television stations and the SAIC, the Company’s local operating partners determined that such registration was not necessary. Based on the Company’s knowledge, the incomplete applications contained all of the required information, but the local SAIC branch in some cases refused to review the applications and orally informed the applicants that such registration was not required. The Company respectfully advises the Staff that as of December 31, 2010, none of its local operating partners had been fined or sanctioned by the SAIC, and none of its local operating partners, which operate as affiliates or subsidiaries of state-owned enterprises, expected the SAIC to levy any fines or sanctions in the future. As a result of the foregoing, the Company understands that none of its local operating partners intend to continue the application process for registering with the SAIC.
If SARFT determines that the regulations on radio and television..., page 10
9.	Expand this disclosure to provide a concrete analysis of the risk to your business operations, including but not limited to your cost of revenue. This revised disclosure should include, among other things, a fulsome discussion of your contracts with local operating partners including the rates of escalation clauses included therein and whether the contracts include the cap of the costs, even if total advertising time on the networks of your local operating partners is limited. Additionally, discuss the life of the contracts and whether, and if so how, these contracts protect you from possible price increases from local operators that the local operators may choose to impose if advertising time is limited.

The Company has revised the disclosure on page 10 of the Revised 20-F in response to the Staff’s comment. The Company respectfully advises the Staff that its contracts do not contain any provisions to adjust the media cost in the event that the total advertising time on the networks of the local operating partners is limited.

10.	Disclose the current total percentage of advertising broadcast time each day of your local operating partners and what attention SARFT has given the matter of this rate of advertising to date, including any pronouncements of guidance or plans for future action. We note your response to prior comment nine.

The Company has revised the disclosure on page 10 of the Revised 20-F in response to the Staff’s comment.

Simpson Thacher & Bartlett llp

	-8-	March 22, 2011
Our failure to maintain relationships with local television stations..., page 10
11.	We note your response to prior comment 10 from our letter dated December 22, 2010. Please tell us the cost of the time donated to non-profit organizations and local governments and whether you consider this a fixed material cost.

The Company respectfully advises the Staff that the Company donated unused advertising time that was not sold to clients in its exclusive agency cities. As a result, the Company did not incur any additional or incremental costs with respect to the time donated to non-profit organizations or local government.
We do not completely control the operations of our direct investment entities, page 10
12.	We note your response to comment 12 from our letter dated December 22, 2010. Please revise your disclosure to include a clear presentation of whether you have a right to nominate or appoint the general manager of each direct investment entity. Please refer to comment two and provide the percentage of revenue attributed to each entity.

The Company has revised the disclosure on page 10 of the Revised 20-F in response to the Staff’s comment. The Company respectfully advises the Staff that it has the right to appoint the general manager for eight out of the 11 direct investment entities. The right to appoint the general manager is subject to confirmation by the direct investment entity. In the event that the direct investment entity fails to confirm the Company’s appointment for cause, the Company may continue to appoint other individuals until one has been confirmed. In the past, the Company’s direct investment entities have never failed to confirm any of the Company’s appointees.

The Company advises the Staff that it does not disclose the revenues generated from each city on an individual basis to any of its direct investment entities. Publicly disclosing the Company’s revenues from each entity on an individual basis would put the Company at a serious competitive disadvantage because (i) the Company’s direct investment entities would be able to ascertain where to price the advertising time sold to the Company in those cities and reduce the Company’s gross margins; (ii) the Company’s advertising clients could use such information to negotiate for lower prices in cities where the Company’s advertising clients believe that the Company has significant unused capacity; and (iii) the Company’s competitors could use such information to estimate the media cost paid by the Company in those cities and undermine the Company’s ability to renew its agreements with its direct investment entities in those cities.
A significant portion of the mobile digital television networks of our... page 11

Simpson Thacher & Bartlett llp

	-9-	March 22, 2011
13.	We note your response to comment 17 from our letter dated December 22, 2010. Please revise your disclosure to include the advice of your PRC legal counsel concerning the SARFT timeline for conversion that applies to ten of your local operating partners.

The Company has revised the disclosure on page 11 of the Revised 20-F in response to the Staff’s comment.

14.	It appears that based on the fact that your local operating partners in 11 cities have already completed the process of converting to the National Standard, for which you apparently were “required to spend significant capital and other resources, including on new equipment to convert their digital television broadcasting infrastructure to the National Standard,” you should have some sense of the range of what these costs will be for the conversion of your remaining local operating partners and your required contribution to same. Please include a discussion of your expenses for the converted entities and how you may calculate a range of potential significant costs for which you may be responsible going forward, including an analysis of your relevant contractual commitments and result on your financial condition and results of operations.

The Company has amended the disclosure on page 11 in response to the Staff’s comment. The Company respectfully advises the Staff that the Company is responsible for a portion of the cost of converting the equipment to the National Standard in six of the remaining 10 cities, and that the estimated total cost in these six cities (Beijing, Guangzhou, Shenzhen, Nanjing, Changchun and Zhengzhou) is not expected to exceed RMB13 million. However, the Company and its local operating partners have not yet determined what portion of that total cost will be borne by the Company. The Company does not expect the cost of conversion to the National Standard to have a material impact on the Company’s financial condition or results of operations.
In certain cities, we may be required to obtain approval in order to continue..., page 11
15.	We note your response to comment 19 from our letter dated December 22, 2010 where you state that elimination of non-advertising content would not directly impact your business, but could indirectly affect revenues if the network becomes less attractive as a result. Please revise your disclosure to elaborate on how your network would be less attractive if non-advertising content were eliminated. For example, please discuss any changes in the volume of content you may be permitted to display in light of PRC regulations capping the percentage of broadcast time that can be attributed to advertising.

The Company has revised the disclosure on page 12 of the Revised 20-F in response to the Staff’s comment. The Company respectfully advises the Staff that the PRC regulations capping the percentage of broadcast time that can be attributed to advertising would not apply if the Company were required to

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	-10-	March 22, 2011
eliminate non-advertising content from the subway platforms that operate using closed circuit networks. The Company’s PRC counsel has advised that the PRC regulations capping the percentage of broadcast time that can be attributed to advertising do not apply audio or video transmitted through closed circuit networks.
The process of developing a relationship with local television station..., page 12
16.	We note your response to comment 20 from our letter dated December 22, 2010. Please revise your disclosure to discuss the meaning of “substantial resources.” For example, provide illustrations of capital or other resources employed to develop a past business relationship with a local television station or mass transportation company, or a range of anticipated expense and what factors are material to determining this expense.

The Company has revised the disclosure on page 13 of the Revised 20-F in response to the Staff’s comment.

17.	Additionally, we note that when identifying expansion cities you collect data and analyze the development status. Please revise your disclosure in this risk factor to explain the meaning of the term “development status.”

The Company has revised the disclosure on page 13 of the Revised 20-F in response to the Staff’s comment.
Acquisition of other companies or assets of other companies is a part..., page 18
18.	We note your response to comment 22 from our letter dated December 22, 2010. Please revise this heading to identify your exposure to the following: contingent acquisition consideration, results on your operations and financial condition.

The Company has revised the disclosure on page 18 of the Revised 20-F in response to the Staff’s comment.
Risks Related to Our Corporate Structure, page 21
If the PRC government determines that the agreements establishing the structure..., page 21
19.	We note your response to comment 27 from our letter dated December 22, 2010. Please state the business purpose of CDTC as a WOFE and provide a copy of the business license held by the entity on a supplementary basis.

The Company has revised the disclosure on page 21 of the Revised 20-F to state the purpose of CDTC. The Company has attached a translation of the business license of CDTC as Annex A to this letter.

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	-11-	March 22, 2011
If VisionChina Media Group fails to honor its obligations under the contractual..., page 22
20.	We note your response to comment 29 from our letter dated December 22, 2010. Please revise your disclosure to briefly discuss the appeals process to the People’s Court of Appeal. For example, which parties to a dispute may appeal, how long does it take before an appeal is heard, and does the court hear all appeals or are some denied appeal.

The Company has amended the disclosure on page 22 of the Revised 20-F in response to the Staff’s comment.
PRC regulations relating to offshore investment activities by PRC residents..., page 26
21.	We note your response to comment 35 from our letter dated December 22, 2010. Please discuss any potential sanctions, fines or penalties you may be assessed under PRC regulations for granting share options to PRC employees who have not registered with the SAFE. Additionally, please revise your disclosure to include the opinion of your PRC legal counsel on this topic.

The Company has amended the disclosure on page 26 of the Revised 20-F in response to the Staff’s comment.
We may be deemed a PRC resident enterprise under the EIT Law and subject..., page 29
22.	We note your response to comment 36 from our letter dated December 22, 2010. Please tell us whether you have sought the opinion of PRC legal counsel about whether you would be considered a PRC resident enterprise.

The Company respectfully advises the Staff that the Company’s PRC counsel advised that the Company should not be considered as a PRC resident enterprise because it does not simultaneously meet all the conditions set out by the Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Tax on April 22, 2009. In addition, the Company respectfully advises the Staff that even if it were determined to be a PRC resident enterprise, the Company does not expect any material changes to its effective tax rate because substantially all of the Company’s revenues on a consolidated basis are generated in the PRC, and the Company does not generate any taxable income on a standalone basis.
Item 4. Information on the Company, page 33
History and Development of the Company, page 33

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	-12-	March 22, 2011
23.	We note your response to comment 37 from our letter dated December 22, 2010. Please revise your disclosure to discuss and further explain your business relationship between you and the shareholders of your operating affiliates.

The Company has amended the disclosure on page 33 of the Revised 20-F in response to the Staff’s comment.

24.	We note the disclosure on page 33 regarding your recent transaction with Focus Media and JJ Media. Please expand your disclosure about this transaction including your reasoning for entering into the transaction. Additionally, discuss the material terms of the related Shareholders Agreement and Registration Rights Agreement with Front Lead and Focus Media dated January 13, 2011.

The Company has revised the disclosure on page 33 of the Revised 20-F in response to the Staff’s comment.

25.	We note your response to comment 40 from our letter dated December 22, 2010 where you state that you do not have any knowledge regarding expansion of public transportation systems except for information publicly released by the government. Please revise your disclosure to include discussion generally of publicly released announcements regarding expansion transportation by the PRC government in the last year.

The Company has revised the disclosure on page 34 of the Revised 20-F in response to the Staff’s comment.

26.	We note your response to comment 41 from our letter dated December 22, 2010 where you state that “besides the [c]ompany’s trademarks...other intellectual property is not material to its business operations.” We also note that on page 19 under the risk factor beginning “Our failure to protect our intellectual property rights...” you state that you believe your “brand, trade name and other intellectual property are critical to [y]our success.” Please reconcile.

The Company has revised the disclosure on pages 19 and 45 of the Revised 20-F in response to the Staff’s comment.
Item 5. Operating and Financial Review and Prospectus, page 51
Liquidity and Capital Resources, page 69
Investing Activities, page 70
27.	We note your response to comment 23 from our letter dated December 22, 2010 including disclosure that earn-out contingent consideration of the six British Virgin Islands companies you acquired in 2008 is based on certain earnings

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	-13-	March 22, 2011
multiples and the percentage of revenues collected. Please revise your disclosure to state the specific earnings multiple applied, what line item of the financial statements the multiple is applied to, and what percentage rate is applied to revenues collected for each of the six companies. Additionally, we note the table on page 70 summarizing the details of the earn-out consideration payable from the date of the acquisition to December 31, 2009. Please amend this table to include a line disclosing the earn-out payments remaining for each company and in total. Lastly, please revise your disclosure to discuss the anticipated years remaining until the earn-out consideration payments are paid in full.

The Company has revised the disclosure on page 70 of the Revised 20-F in response to the Staff’s comment.

28.	On page 70 you state that you agreed to share subscription agreements in connection with your acquisition of certain advertising agency businesses in China. Please tell us more about this transaction by identifying the selling entity, discussing how you indentified the other party as a willing seller and whether you or any of your officers or directors is a related party to the seller.

The Company respectfully advises the Staff that the selling parties in connection with the Company’s acquisition of six of advertising agency businesses in 2008 are PRC individuals. The Company identified the acquisition targets during the process of working with these six advertising agencies in the normal course of the Company’s business. The Company determined that the six advertising agencies had strong client bases and commenced discussions with each selling party on an individual basis regarding a potential acquisition. The Company confirms that neither the Company nor any of its directors or officers is a related party of the selling parties or the six advertising agency businesses that were acquired in 2008.
F. Tabular Disclosure of Contractual Obligations, page 72
29.	We note your response to comment 50 from our letter dated December 22, 2010. We respectfully disagree with your response that your Tabular Disclosure of Contractual Obligations discloses the information requested. Please revise your disclosure to specifically discuss the pertinent data necessary to understand the timing and amount of your contractual obligations with your local Beijing operating partner. Additionally, please refer to comment five and tell us why disclosure of the amount of contractual obligations would result in competitive harm.

The Company respectfully advises the Staff that the amount of its contractual obligations with its local operating partner in Beijing is included in the tabular disclosure of “long term purchase agreements”. The Company further advises the Staff that it has already fully complied with its obligations under the exclusive

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	-14-	March 22, 2011
agency agreement with the Company’s local operating partner in Beijing to install a certain number of displays in buses in Beijing, so the Company’s local operating partner in Beijing no longer has an unilateral right to terminate the agreement. In general, each of the Company’s local operating partners has the right to terminate the respective exclusive agency agreement if the Company fails to timely pay under the agreement, which would constitute a breach under the agreement. The Company has revised the disclosure on page 39 of the Revised 20-F accordingly.

The Company respectfully submits that disclosure of its payment obligations on an individual city-by-city basis is not required by Item 5.F.1. of Form 20-F. The Company has disclosed its contractual obligations aggregated by type of contractual obligation with a breakdown of the payments due by period. The Company believes that it has included the information necessary for an understanding of the timing and amount of the Company’s specified contractual obligations and complied with the disclosure requirements of Item 5.F.1 of Form 20-F.

The Company further advises the Staff that it cannot separately disclose the payment obligations in any individual city or with respect to any individual party without suffering competitive harm because disclosure of the payment obligations in an individual city would allow a reader to ascertain the Company media cost. The Company respectfully advises the Staff that the media cost is one of the most sensitive and critical commercial terms of its exclusive agency agreements and were heavily negotiated. The public disclosure of these sensitive commercial terms could put the Company at a serious competitive disadvantage because: (i) the Company’s advertising clients could ascertain the Company’s cost of advertising time and negotiate for lower prices; (ii) the Company’s other current and potential local operating partners could ascertain where to price advertising time sold to the Company and increase the Company’s costs for procuring advertising time; (iii) the Company’s competitors, who are not required to disclose such information, could ascertain where to price their advertising time sold to advertisers to undercut the Company’s ability to resell its advertising time; and (iv) the Company’s competitors could use such information to undermine the Company’s ability to renew its agreements with its local operating partners.

30.	We note your response to comment 51 from our letter dated December 22, 2010. Please revise your disclosure where appropriate to include the opinion of your PRC legal counsel regarding PRC Property Rights Law and registration of share pledges set up before the effectiveness of the law. Further, include the dates the share pledge was recorded and filed with the company’s Register of Shareholders.

The Company has revised the disclosure on page 85 of the Revised 20-F.
Notes to the Consolidated Financial Statements, page F-8

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	-15-	March 22, 2011
3. Acquisitions, page F-19
31.	We note your response to comment 55 from our letter dated December 22, 2010. As we previously requested, please amend your disclosure to include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodology to be used to determine the amount and timing of future payments, the periods when your liability for future contingent payments expires, and any limitations on the amounts of contingent payments under each agreement. Disclose why the earn-out consideration for each acquisition on page F-19 is so high when compared to the consideration paid for each acquisition.

In response to the Staff’s comment, the Company will revise the disclosure regarding its contingent consideration arrangements in its consolidated annual financial statements for the fiscal year ended December 31, 2010.

The Company respectfully advises the Staff that the maximum amount of contingent consideration is determined based on multiples ranging from 1.0 to 2.3 on the net income before income taxes of the respective acquired businesses, and such consideration is payable when then the related revenues are collected. The current portion of consideration payable as of December 31, 2009 was settled in 2010, and the non-current portion of consideration payable will be used to offset against the deposit for acquisitions at the time when the Earn-out Consideration period is completed, which is the date when all the revenues relating to Earn-out Consideration are collected, and is expected by end of 2011. There is no time limit for the expiry of our liability for future contingent payments, and the contingency will be removed when all the revenues relating to Earn-out Consideration are collected. The maximum amounts of the Earn-out Considerations for each of the six acquisitions as set out on page F-19 are listed below:

(in US$)	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
2008	22,495,063	12,682,567	8,976,319	9,365,189	12,191,410	3,727,453	69,438,001
2009	25,823,672	11,835,676	7,732,219	11,122,901	13,623,225	5,096,020	75,233,713
The Earn-out Consideration for each acquisition on page F-19 is higher compared to the consideration paid because the payable for 2009 Earn-out Consideration, which was recorded as a current liability, was paid in 2010.
The Company will amend the disclosures for 2009 Earn-out Consideration in its 2010 annual consolidated financial statements as follows:

Simpson Thacher & Bartlett llp

	-16-	March 22, 2011
“Between April 1, 2008 and August 4, 2008, the Group acquired a 100% equity interest in the following entities: Aim, Century, Golden, Goldwhite, Peak and Ahead. These six entities are investing holding companies which own six different advertising agency businesses and were acquired by the Group separately from six unrelated entities. The purpose of the acquisitions was to leverage the blue-chip customer base of the advertising planning companies and integrate their strong sales teams into the Group’s sales network to increase value for shareholders. The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the net income of the respective acquired businesses, and the percentage of revenues collected. Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16,689,988 (see note 6) in the year ended December 31, 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the earn-out period (see below for details on the additional consideration payable). Additional consideration is to be calculated based on the earnings of each of the businesses acquired during the period from date of acquisitions to December 31, 2008, the year ended December 31, 2009 and the year ending December 31, 2010 (the “Earn-out Consideration”).
The maximum amount of Earn-out Consideration is calculated based on multiples ranging from 1.0 to 2.3 on the net income before income taxes of each of the businesses acquired, and is payable as and when the related revenues are collected. The Company recorded a liability for Earn-out Consideration payable based on the percentage of revenues collected. Because part of the revenues generated in 2008 was collected in 2008, and part of such revenues was collected in 2009, the Company recorded payable of 2008 Earn-out Consideration of $33.5 million as of December 31, 2008, and the remaining portion of 2008 Earn-out Consideration of $35.9 million became payable in 2009 when the accounts receivable as of December 31, 2008 were fully collected. Similarly, for the maximum 2009 Earn-out Consideration of $75.2 million, because not all of the 2009 revenues were collected as of December 31, 2009, the Company recorded payable of 2009 Earn-out Consideration of $52.0 million in 2009 based on the percentage of 2009 revenues collected up to December 31, 2009, and the remaining 2009 Earn-out Consideration of $23.2 million became payable in 2010 and early 2011 when the accounts receivable recorded at December 31, 2009 related to the 2009 revenues were collected.
The Company settled Earn-out Consideration of $64.2 million in 2009, and the current portion of Earn-out Consideration payable as of December 31, 2009 of $47.9 million was paid in 2010. The portion of the total Earn-out Consideration that will be offset against the deposit for acquisitions has been recorded as a long-term liability because the right of offset will not exist until the Earn-out Consideration period is completed, which is the date when all the revenues relating to Earn-out Consideration are collected, and is expected by end of 2011.”

Simpson Thacher & Bartlett llp

	-17-	March 22, 2011
15. Income Taxes, page F 29
32.	We note your response to comment 57 from our letter dated December 22, 2010. As we previously requested, please amend your disclosure to discuss in detail how you plan to achieve avoiding payment of PRC taxes and your basis under PRC law. Specifically, tell us how you are going to recover the investment without payment of income tax. Disclose what you meant when you stated that the undistributed earnings of the VIE entities and domestic subsidiaries will be considered to be retained in the VIE affiliates and domestic subsidiaries as operating funds. Disclose in detail how you will be able to run your operations without distributions from the entities that make money.

The Company respectfully advises the Staff that all the undistributed earnings of $86 million as of December 31, 2009 are from the Company’s consolidated VIE. The Company plans to recover the investment without paying income tax with the below measures:
•	The provision of technical support service by the Company’s PRC wholly owned subsidiary to its consolidated VIE will cause an expense in the consolidated VIE, resulting in the majority of the undistributed earnings of the consolidated VIE flowing to the Company without incurring any additional income tax expense on the basis that the Company’s PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction and subject to the same income tax rate although such transaction may incur additional business tax expense to the Group. The price of the technical support service will be determined on an arm’s length basis based on the advice from external tax consultant. Currently we expect the technical support service to be commenced by end of 2011;

•	The significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements will be signed or renewed upon expiry of such contracts by a new VIE of the Company, so that all the operations in the existing consolidated VIE will be taken by the new VIE without resulting any capital gain subject to income taxes; and

•	The Company or its wholly owned PRC subsidiary will exercise the call option to acquire all the equity interests in the existing consolidated VIE from its shareholders after all the operations have been transferred to the new VIE. Without any continuing operations and with the majority of the undistributed earnings of the consolidated VIE transferred to the Company through technical service agreements, the purchase price for the existing

Simpson Thacher & Bartlett llp

	-18-	March 22, 2011
consolidated VIE will approximate its paid-in capital, in which case no capital gain will be noted and thus no income tax expense will be incurred.
The Company will amend the disclosures in its 2010 annual consolidated financial statements as follows:
“Under US GAAP, a deferred tax liability should be recorded in respect of the undistributed earnings of the Company’s financial interest in VIE affiliates and domestic subsidiaries. The Company did not record any such deferred tax liability because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE without paying income tax, including but not limited to the transfer of undistributed earnings by means of intercompany service agreements and a series of group restructuring.”
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
* * *

Simpson Thacher & Bartlett llp

	-19-	March 22, 2011
     If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852 2514 7650 or my colleague Asher Hsu at +852 2514 7691.
Very truly yours,
/s/ Chris Lin
Chris Lin
Enclosures

cc:	Limin Li, Chief Executive Officer Stanley Wang, Vice President of Finance (Principal Financial Officer) VisionChina Media Inc. Deloitte Touche Tohmatsu

Annex A
CDTC Business License

编号:№ 1269901

企业法人营业执照

（副　本）　副本1

注册号　440301503227951

名称	深圳华视数字技术有限公司
住所	深圳市福田区农园路香榭里花园6栋201室
法定代表人	李利民
注册资本	美元10979.999万元
实收资本	美元10979.999万元
公司类型	有限责任公司（外国法人独资）
经营范围	数字视听设备的技术开发、批发、佣金代理(拍卖除外)及技术咨询服务；经济信息咨询、企业管理策划及相关配套服务（不含限制项目）。

股东（发起人）　VisionChina Media Inc.

营业期限　自　二〇〇六年三月九日　至　二〇三六年三月九日

成立日期　二〇〇六年三月九日

2008年度已年检

须　知

1．《企业法人营业执照》是企业法人资格和合法经营的凭证。
2．《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
3．《企业法人营业执照》正本应当置于住所的醒目位置。
4．《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
5．登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
6．每年三月一日至六月三十日，应当参加年度检验。
7．《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
8．办理注销登记，应当交回《企业法人营业执照》正本和副本。
9．《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。

年度检验情况

登记机关　深圳市市场监督管理局

二〇一〇年九月[illegible]日

Company Business License No.	1269901
Translation Copy
Registration number:	440301503227951

Company name:	China Digital Technology (Shenzhen) Co., Ltd. (or “CDTC”)

Address	Room 201, Block No. 6 Champs Elysees,
Nongyuan Road, Futian District,
Shenzhen

Legal Representative	Li Limin

Registered capital	US$109,799,990

Paid-in capital	US$109,799,990

Company type	Limited liability company (wholly owned by foreign legal person)

Business Scope	Technical development, wholesale, commission agency service (other than auctions) and technical consultancy services in connection with digital visual and audio equipment; consulting service for economic information, strategic planning for business management and other related services (excluding restricted businesses).

Shareholder (founder)	VisionChina Media Inc.

Date of incorporation	March 9, 2006

Operating period	March 9, 2006 till March 9, 2036
Instructions:
1.	Company business license is a certificate of the qualification of the company as a legal person and the compliance with the relevant laws of the company’s operation.

2.	The original copy and any copy of the company business license have the same legal binding.

3.	The original copy of the company business license should be placed in the registered office of the company.

4.	The company business license should not be counterfeited, amended, leased, lent or sold.

5.	Whenever there are changes in respect of the business registration related matters, a company should apply for such changes with the registration authority and get a revised company business license.

6	Company business license is subject to inspection and review on an annual basis during the period from March 1 to June 30 each year.

7.	When company business license is cancelled, a company is no longer permitted to have any business operations other than other relating to liquidation.

8.	When applying for cancellation of the company business license, a company should submit the original copy and any other copies of the company business license back to the registration authority.

9.	When company business license is lost or damaged, a company should make a statement in the magazines designated by the registration authority to declare such lost/damage, and apply for a revised company business license from the registration authority.

Issued by	Shenzhen Market Inspection and Administration Bureau
Date:	September 28, 2010